Filed Pursuant to Rule 424(b)(5)
Registration No. 333-106445
PROSPECTUS SUPPLEMENT
(To Prospectus Dated July 3, 2003, as Supplemented by Prospectus Supplement
Dated March 29, 2004)

           This prospectus supplement is part of, and should be read in conjunction with our prospectus dated July 3, 2003, as supplemented by a prospectus supplement dated on March 29, 2004 in connection with the offering of $125,000,000 of 6.75% Monthly Income Notes due 2019.

Recent Developments

           April Common Share Offering. On April 2, 2004, we issued 1,000,000 common shares at $35.15 per share. We received net proceeds of approximately $35.0 million from the offering, which we intend to use to repay borrowings under one of our short-term credit facilities, fund acquisitions and to repay certain outstanding mortgage debt.

           Pending Litigation. On March 26, 2004, we filed a motion for judgment in the Circuit Court of Fairfax County, Virginia against Michael R. Burkitt, one of our former employees, who has since become an officer and director of Milestone Realty Trust, an entity that was formed to operate in the market for the acquisition and leaseback of automotive dealerships and businesses related to motor vehicles. The motion alleges that, prior to Burkitt’s voluntary resignation in September 2003 from his position with us, Burkitt misappropriated confidential and proprietary information from our records. The motion seeks judgment against Burkitt for damages of $5,000,000, injunctive relief relating to specified activities, return of materials relating to our trade secrets, an award of our reasonable attorney’s fees and costs, and punitive damages.

           On April 2, 2004, Milestone, together with three of its sponsors and investors, filed a petition and application for injunctive relief in the District Court in Dallas County, Texas, against us. The petition alleges that we attempted to interfere with Milestone’s business relationships with potential investors and tenants by disparaging and impugning the integrity of Burkitt and the new Chief Financial Officer of Milestone, and by taking certain other actions resulting in damages to Milestone. The petition also alleges that our actions will cause Milestone to lose at least $150,000,000 worth of equity capital. Finally, the petition alleges tortious interference and antitrust claims, thereby entitling Milestone to recover three times its actual damages.

           On April 6, 2004, we attended a hearing, without consenting to the jurisdiction of the Dallas District Court, at which Milestone obtained a temporary restraining order against us. Generally, the order enjoins us from contacting or attempting to contact any entity that may be an investor in or seller of real property to Milestone, for the purpose of disparaging by untruthful statements, Milestone, its officers, or its sponsors, in order to prevent the success of a private stock offering by Milestone or Milestone’s subsequent property transactions. The order provides that the court will hold a hearing on Milestone’s petition for a temporary injunction against the Company on April 19, 2004 in Dallas, Texas. The Company believes that the issuance of the temporary restraining order will not affect the Company’s operations adversely.

           At this time, it is difficult to forecast the outcome of the motion for judgment against Burkitt and the petition for injunctive relief against us. These matters are still in the preliminary stages, and we are in the process of evaluating our options for responding to the Texas petition. Although no assurance can be provided with respect to any litigation, we believe that the allegations in the petition are without merit and that we have meritorious defenses to the claims made in the petition. We intend to defend ourselves vigorously, and management does not anticipate that the litigation will have a material adverse effect on our financial position or results of operations.

           More detailed information about the pending litigation is included in our Current Report on Form 8-K, dated March 26, 2004 and filed with the SEC on April 7, 2004.

The date of this prospectus supplement is April 7, 2004.